UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     [X] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

                                     FORM 4

       Filed pursuant to Section 16(a) of the  Securities  Exchange Act of 1934,
       Section  17(a)  of the  Public  Utility  Holding  Company  Act of 1935 or
       Section 30(f) of the Investment Company Act of 1940

1.     Name and Address of Reporting Person

       Elliott Associates, L.P.
       712 Fifth Avenue
       New York, New York 10019

2.     Issuer Name and Ticker Trading Symbol

       Vion Pharmaceuticals, Inc. (VION)

3.     IRS or Social Security Number of Reporting Person (Voluntary)

4.     Statement for (Month/Day/Year)

       09/00

5.     If Amendment, Date of Original (Month/Year)

6.     Relationship of Reporting Person to Issuer (Check all applicable)

     [ ] Director [ ] Officer (give title below) [ ] Chairman [x] 10% Owner* [ ] Other (specify below)

7.     Individual or Joint/Group Filing (Check applicable line)

     [x] Form filed by one Reporting Person [ ] Form filed by more than one Reporting Person


                                  (Page 1 of 4)


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     ------ Table I Non-Derivative Securities Acquired,
Disposed of, or Beneficially Owned

1.     Title of Security (Instr. 3)


2.     Transaction Date (Month/Day/Year)


3.     Transaction Code (Inst. 8)


       V

4.     Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

       Amount:


       (A) or (D):


       Price:


5.     Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)


6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)


7.     Nature of Indirect Beneficial Ownership (Instr. 4)


     Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially owned directly or indirectly.





                                  (Page 2 of 4)

     Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

1.     Title of Derivative Security (Instr. 3)


2.     Conversion or Exercisable Price of Derivative Security


3.     Transaction Date (Month/Day/Year)


4.     Transaction Code (Instr. 8)

       Code


       V

     5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

       (A)

       (D)


6.     Date Exercisable and Expiration Date (Month/Day/Year)

       Date Exercisable:
       Expiration Date:

7.     Title and Amount of Underlying Securities (Instr. 3 and 4)

       Title:
       Amount:

8.     Price of Derivative Security (Inst. 5)


     9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)


10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)




                                  (Page 3 of 4)

11.    Nature of Indirect Beneficial Ownership (Instr. 4)


Explanation of Responses:

       *Based on the number of outstanding shares of the Issuer's Common Stock reported by the Issuer in its annual meeting proxy statement filed with the SEC on September 19, 2000, the Reporting Person has ceased to beneficially own 10% or more of the outstanding shares of the Issuer's Common Stock.


     **Intentional   misstatement  or  omissions  of  facts  constitute  Federal
Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

             ELLIOTT ASSOCIATES, L.P.
             By: Elliott Capital Advisors, L.P., as general partner
                 By: Braxton Associates, Inc., as general partner


                 By: /s/ Elliot Greenberg                     September 29, 2000
                     -----------------------------------------------------------
                           Elliot Greenberg, Vice President               Date

                 **Signature of Reporting Person



                                  (Page 4 of 4)